VASO ACTIVE PHARMACEUTICALS, INC.
99 Rosewood Drive, Suite 260
Danvers, Massachusetts 01923

February 13, 2006

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20545

Attn:	Mr. Jeffrey P. Riedler, Assistant Director
Mr. Greg Belliston

Re:	Vaso Active Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form SB-2
Amendment No. 1
File No. 333-130365

Gentlemen:

We respectfully request that the Securities and Exchange Commission (the ”Commission”), pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form SB-2 effective as of 5:00 p.m. on Monday, February 13, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective,, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions regarding the Registration Statement or this request to our counsel, Richard S. Kraut, Esq. of Dilworth Paxson LLP at (202) 466-9152, or to the undersigned at (617) 429-7283.

Very truly yours,
/s/Joseph Frattaroli

Joseph Frattaroli, President